Exhibit (a)(5)(A)

Transocean Inc. Post Office Box 2765 Houston TX 77252 2765

Analyst Contact:	Jeffrey L. Chastain	News Release
713-232-7551

Media Contact:	Guy A. Cantwell	FOR RELEASE: April 17, 2006
713-232-7647
TRANSOCEAN INC. ANNOUNCES REPURCHASE OPTION OF
1.5% CONVERTIBLE DEBENTURES DUE MAY 15, 2021
     HOUSTON—Transocean Inc. (NYSE: RIG) today announced that holders of its 1.5% Convertible Debentures due May 15, 2021 have the option to require Transocean to repurchase their debentures as of May 15, 2006. Each holder of the debentures has the right to require Transocean to repurchase on May 15, 2006 all or any part of such holder’s debentures at a repurchase price of $1,000 in cash plus accrued and unpaid interest, up to and including the date of repurchase, per $1,000 principal amount. Under the terms of the debentures, Transocean has the option to settle the debentures with cash, Transocean ordinary shares, or a combination of cash and shares, and has elected to repurchase the debentures solely with cash. If all outstanding debentures are surrendered for repurchase, the aggregate cash repurchase price will be approximately $400.0 million. Transocean intends to fund the repurchase price by using available cash.
     Holders may exercise their option to require Transocean to repurchase their debentures by delivering a repurchase notice to The Bank of New York, the paying agent, before the expiration of the option at 5:00 p.m., New York City time, on May 15, 2006.
     The debentures are convertible into 13.8627 Transocean ordinary shares per $1,000 principal amount so long as specified conditions are met and subject to adjustments under certain circumstances.
     Transocean plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. Transocean will make available to debenture holders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing debentures for repurchase. Debenture holders are encouraged to read these documents carefully before deciding to exercise their option to require Transocean to repurchase their debentures as these documents contain important information regarding the details of Transocean’s obligation to repurchase the debentures. Holders of the debentures and other interested parties may obtain a free copy of these statements and other relevant documents at the SEC’s website, www.sec.gov, or from Transocean Inc. at 4 Greenway Plaza, Houston, Texas 77046, Attn: Investor Relations.
     Statements contained in this press release involving the source of funds to pay the repurchase price, the timing of the filing of the Tender Offer Statement, as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions. These include but are not limited to operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas and other factors detailed in the company’s most recent Form 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

     Transocean Inc. is the world’s largest offshore drilling contractor with a fleet of 88 mobile offshore drilling units. The company’s mobile offshore drilling fleet, consisting of a large number of high-specification deepwater and harsh environment drilling units, is considered one of the most modern and versatile in the world due to its emphasis on technically demanding segments of the offshore drilling business. The company’s fleet consists of 32 High-Specification Floaters (semisubmersibles and drillships), 22 Other Floaters, 25 Jackups and other assets utilized in the support of offshore drilling activities worldwide. With a current equity market capitalization in excess of $26 billion, Transocean Inc.’s ordinary shares are traded on the New York Stock Exchange under the symbol “RIG.”

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